April 22, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

ATTN.:	Ms. Deborah O’Neal-Johnson

Document Control – EDGAR

RE:	Ameriprise Certificate Company (ACC)

Post-Effective Amendment No. 1

Ameriprise Step-Up Rate Certificate

File No.: 333-200195

Dear Ms. O’Neal-Johnson:

Transmitted for filing electronically is Post-Effective Amendment No. 1 to the above referenced registration statement. This Amendment is filed under the Securities Act of 1933 for ACC. No material changes were made to the terms of the prospectus for Ameriprise Step-Up Rate Certificate since its previously effective prospectus dated April 29, 2015.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant requests that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 27, 2016. The underwriter’s request for such acceleration is in correspondence accompanying this Post-Effective Amendment.

Please direct your questions or comments on this filing to MaryEllen McLaughlin at 617-385-9540 or me at 612-671-7981.

Thank you.

/s/ Tara W. Tilbury
Tara W. Tilbury
Vice President and Chief Counsel
Ameriprise Financial

April 22, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

ATTN.:	Ms. Deborah O’Neal-Johnson

Document Control – EDGAR

RE:	Ameriprise Certificate Company (ACC)

Post-Effective Amendment No. 1

Ameriprise Step-Up Certificate

File No.: 333-200195

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, as the principal underwriter of the proposed offering to be made pursuant to the above-mentioned Post-Effective Amendment, hereby join the Registrant, Ameriprise Certificate Company, in requesting that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 27, 2016.

Sincerely,

/s/ Abu M. Arif
Abu M. Arif

Senior Vice President AWM Business Development and General Manager Banking & Cash Solutions

Ameriprise Financial Services, Inc.